UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 15, 2016

MITEL NETWORKS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Canada	001-34699	98-0621254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Legget Drive

Ottawa, Ontario K2K 2W7

(Address of Principal Executive Offices) (Zip Code)

(613) 592-2122

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On April 15, 2016, Mitel Networks Corporation (“Mitel”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Polycom, Inc. (“Polycom”) and Meteor Two, Inc., an indirect wholly owned subsidiary of Mitel (“Merger Sub”), providing for the merger of Merger Sub with and into Polycom (the “Merger”), with Polycom surviving the Merger as a wholly owned subsidiary of Mitel.

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.0005 per share, of Polycom (the “Polycom Stock”) issued and outstanding as of immediately prior to the Effective Time (other than shares of Polycom Stock held by Polycom, Mitel or their respective subsidiaries and shares of Polycom Stock subject to validly exercised appraisal claims) will be cancelled and converted into the right to receive cash in an amount equal to $3.12, without interest thereon (the “Cash Consideration”), and 1.3100 fully paid and non-assessable common shares of Mitel (a common share, without par value, of Mitel, hereinafter referred to as a “Mitel Share”), without interest (the “Share Consideration,” and together with the Cash Consideration and any cash in lieu of a fractional Mitel Share, the “Merger Consideration”).

At the Effective Time, each award of options to purchase shares of Polycom Stock that is outstanding immediately prior to the Effective Time (a “Polycom Stock Option Award”), regardless of whether vested or unvested, will be cancelled in exchange for an amount in cash, payable as soon as practicable following the Effective Time by payroll payment (without interest and less applicable tax withholdings), equal to the product of (i) the excess of (a) the sum of (A) the Cash Consideration plus the product of (B) 1.3100 multiplied by the average of the volume weighted average price of a Mitel Share on NASDAQ on each of the five consecutive trading days ending with the complete trading day immediately prior to the closing date of the Merger (such price the “Mitel Average Closing Price,” and such sum the “Per Share Cash Value”), over (b) the exercise price per share of Polycom Stock underlying such Polycom Stock Option Award multiplied by (ii) the number of shares of Polycom Stock underlying such Polycom Stock Option Award.

At the Effective Time, each award of restricted stock units covering shares of Polycom Stock (a “Polycom RSU Award”) and each award of performance shares covering shares of Polycom Stock (a “Polycom Performance Share Award”) that is outstanding and (a) is vested as of immediately prior to the Effective Time, (b) that vests as a result of the consummation of the Merger, or (c) that is held by any non-employee member of Polycom’s board of directors (each of (a)-(c), a “Polycom Vested Award”) will be cancelled in exchange for an amount in cash, payable as soon as practicable following the Effective Time by payroll payment (without interest and less applicable tax withholdings), equal to the product of (i) the Per Share Cash Value multiplied by (ii) the number of shares of Polycom Stock underlying such Polycom Vested Award.

At the Effective Time, each Polycom RSU Award that is outstanding immediately prior to the Effective Time and is not a Polycom Vested Award will be assumed by Mitel and converted into restricted share units (each, an “Adjusted RSU Award”) representing the right to receive that number of Mitel Shares equal to the product of (i) the number of shares of Polycom Stock underlying such Polycom RSU Award immediately prior to the Effective Time multiplied by (ii) the quotient of (a) the Per Share Cash Value divided by (b) the Mitel Average Closing Price (such quotient the “Equity Award Exchange Ratio”), with any fractional shares rounded down to the nearest lower whole number of shares. Each Adjusted RSU Award will continue to be governed by the terms and conditions applicable to the corresponding Polycom RSU Award immediately prior to the Effective Time, including all time-based vesting conditions.

At the Effective Time, each Polycom Performance Share Award that is outstanding immediately prior to the Effective Time and is not a Polycom Vested Award will be assumed by Mitel and converted into performance shares (each, an “Adjusted Performance Share Award”) representing the right to receive that number of Mitel Shares equal to the product of (i) the number of shares of Polycom Stock underlying such Polycom Performance Share Award immediately prior to the Effective Time (which will be 100% of the target number of shares of Polycom Stock set forth in the applicable award agreement governing the Polycom Performance Share Award) multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares being rounded down to the nearest lower whole number of shares. Each Adjusted Performance Share Award will continue to be governed by the terms and conditions applicable to the corresponding Polycom Performance Share Award immediately prior to the Effective Time, including all time-based vesting conditions; provided, that each Adjusted Performance Share Award will only be subject to time-based vesting provisions following the Effective Time.

Prior to the Effective Time, any outstanding Polycom Stock Option Awards, Polycom RSU Awards and Polycom Performance Share Awards held by executive officers and members of Polycom’s board of directors will be accelerated and cancelled in exchange for an amount in cash, payable on the business day immediately prior to the closing date of the Merger (without interest and less applicable tax withholdings) equal to amounts calculated similarly to those amounts described above with respect to the Polycom Stock Option Awards and Polycom Vested Awards (with any Polycom Performance Share Awards accelerated at 100% of the target number of shares of Polycom Stock set forth in the applicable award agreement).

Mitel and Merger Sub have secured committed debt financing from Bank of America, N.A., which, combined with the cash on hand of Mitel and Polycom, will enable Mitel and Merger Sub to consummate the Merger, to refinance any indebtedness required to be refinanced in connection with the consummation of the Merger and to pay all related fees and expenses. The Merger is not subject to a financing condition. For additional information regarding such committed debt financing, see below under “Commitment Letter”.

Consummation of the Merger is subject to customary closing conditions, including, without limitation, (i) the absence of certain legal impediments, (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) antitrust regulatory approval in Germany and Russia, (iv) Committee on Foreign Investment in the United States approval, (v) effectiveness of the Registration Statement on Form S-4 relating to the Merger, (vi) approval by Mitel’s shareholders of the issuance of Mitel Shares as part of the Merger Consideration (“Mitel Shareholder Approval”) and (v) approval by Polycom’s stockholders of the Merger (the “Polycom Stockholder Approval”).

Each of Mitel and Polycom has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants regarding the operation of their respective businesses prior to the Effective Time.

After the date of the Merger Agreement and until the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement, Mitel is subject to customary restrictions (the “No-Shop”) on its ability to (A) solicit proposals from third parties with respect to transactions involving the sale of Mitel (a “Mitel Acquisition Proposal”) and (B) provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions regarding any such Mitel Acquisition Proposals, with customary exceptions for Mitel Acquisition Proposals that are, or could reasonably be expected to lead to a transaction that is more favorable from a financial point of view to Mitel’s shareholders (after taking account relevant terms and conditions of such Mitel Acquisition Proposal) (a “Mitel Superior Proposal”). Polycom is subject to restrictions and exceptions that are comparable with the No-Shop described above.

Neither (i) a change or proposed change in Section 7874 or Section 4985 of the Internal Revenue Code of 1986 (a “Tax Law Change”) (or any consequence or change resulting from such Tax Law Change), nor (ii) a decline in the trading price of a Mitel Share that (taking into account the Share Consideration and Cash Consideration) would result in Mitel being treated as a domestic corporation for U.S. federal income tax purposes as of the Effective Time (each of (i) and (ii), a “Section 7874 Event”) will be considered a “Material Adverse Effect” or “Intervening Event” with respect to Mitel or Polycom (as such terms are defined with respect to Mitel and Polycom in the Merger Agreement). In addition, neither Mitel nor Polycom may avoid or delay closing or terminate the Merger Agreement as a result of such Section 7874 Event.

The Merger Agreement contains certain termination rights for Mitel and Polycom, including the right of each party to terminate if, subject to extension in certain limited circumstances, the Merger has not been consummated on or prior to October 13, 2016 (the “Outside Date”).

Mitel will be required to pay a termination fee to Polycom in the amount of $50 million (the “Mitel Termination Fee”) in certain circumstances, including in the event that the Merger Agreement is terminated because (A) (i) the Mitel Shareholder Approval is not obtained at a meeting of Mitel’s shareholders duly convened therefor or (ii) the Merger has not been consummated on or prior to the Outside Date and (B) (x) a Mitel Acquisition Proposal is made at or prior to such termination and (y) within 12 months after such termination, Mitel enters into a definitive agreement with respect to any Mitel Acquisition Proposal. In addition, Mitel will be required to pay the

Mitel Termination Fee to Polycom if Mitel terminates the Merger Agreement (A) because Mitel’s board of directors has authorized Mitel to enter into a definitive agreement with respect to a Mitel Superior Proposal and such definitive agreement is entered into substantially concurrently with the termination of the Merger Agreement or (B) prior to obtaining the Mitel Shareholder Approval because the Merger has not been consummated on or prior to the Outside Date and Mitel’s board of directors has made a change in its recommendation to the Mitel shareholders that they approve the issuance of Mitel Shares as part of the Merger Consideration. Polycom has an obligation to pay a termination fee to Mitel of $60 million under comparable circumstances with respect to Polycom.

Pursuant to voting agreements entered in connection with the execution of the Merger Agreement, certain officers, directors and stockholders of each of Polycom and Mitel have agreed to vote in favor of (i) in Mitel’s case, the issuance of Mitel Shares in the Merger and (ii) in Polycom’s case, in favor of the Merger. For additional information regarding the voting agreements entered into with Mitel, see below under “Voting Agreements Entered Into with Mitel”.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement contains representations, warranties and covenants by each of Mitel, Merger Sub and Polycom. These representations, warranties and covenants were made solely for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement and:

•	should not be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement;

•	may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws;

•	were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Agreement; and

•	may not be relied upon by any person other than Mitel, Merger Sub and Polycom.

Voting Agreements Entered Into with Mitel

On April 15, 2016, in connection with the execution of the Merger Agreement, each of Polycom’s directors, certain of its officers and Elliott Associates, L.P. entered into Voting Agreements with Mitel and Merger Sub (each, a “Voting Agreement”). Under the terms of each Voting Agreement, each executing stockholder has agreed, among other things, to vote such stockholder’s shares of Polycom Stock in favor of the adoption of the Merger Agreement, as well as such other matters set out in each Voting Agreement.

The Voting Agreements also contain a “lock-up” provision that, subject to limited exceptions, prevents each executing stockholder from transferring such stockholder’s Polycom Stock until the termination of the Voting Agreement in accordance with its terms, or in the case of the Voting Agreement with Elliott Associates, L.P., until the earlier of the termination of the Voting Agreement in accordance with its terms and the receipt of the Polycom Stockholder Approval.

In addition, the Voting Agreement entered into by Elliott Associates, L.P. provides that it shall not take any actions that would be inconsistent with the No-Shop.

The Voting Agreements terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, and (iii) the date of any amendment to the Merger Agreement that reduces the amount, or changes the form, of the consideration payable to Polycom stockholders.

The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreements, which are attached as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

Commitment Letter

On April 15, 2016, in connection with the execution of the Merger Agreement, Mitel also entered into a financing commitment letter (the “Commitment Letter”) with Bank of America, N.A. (the “Initial Lender”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with the Initial Lender, the “Commitment Parties”), pursuant to which the Initial Lender has committed to provide up to approximately $1,085 million in loans comprised of (i) a $1,050 million senior secured first lien term loan facility (the “Term Facility”), and (ii) a $35 million senior secured first lien revolving credit facility (the “Revolving Facility” and, together with the Term Facility, the “Credit Facility”), each of which will be guaranteed by Mitel and, with certain exceptions, Mitel’s existing and subsequently acquired or created direct and indirect wholly owned subsidiaries. The Credit Facility is expected to be used to: (i) finance (1) a portion of the aggregate Cash Consideration required to purchase shares of Polycom Stock pursuant to the Merger Agreement and (2) the cash out of outstanding Polycom Stock Option Awards and Polycom Vested Awards, (ii) refinance existing indebtedness of Mitel, Polycom and their respective subsidiaries; (iii) pay fees and expenses in connection with the foregoing; and (iv) after the closing of the Merger, with respect to the Revolving Facility, address working capital and general corporate purposes of Mitel and its subsidiaries. The obligations of the Commitment Parties to make the Credit Facility available to Mitel are subject to certain conditions including, but not limited to, (a) the execution and delivery of mutually acceptable definitive loan documents, which are expected to contain customary representations, warranties, covenants and events of default, (b) completion of the Merger and the other transactions contemplated by the Merger Agreement prior to or concurrently with the borrowings under the Term Facility, (c) the absence of the occurrence of (x) a Material Adverse Effect (as defined in the Commitment Letter) in relation to Mitel, Polycom and their respective subsidiaries (taken as a whole) and (y) a Target Material Adverse Effect (as defined in the Commitment Letter) in relation to Polycom and its subsidiaries (taken as a whole), (d) the accuracy of certain representations and warranties in relation to each of Mitel and Polycom, and (e) the Commitment Parties (or certain affiliates thereof) having been provided a specified period to syndicate the Credit Facility with assistance by Mitel and Polycom as set forth in the Commitment Letter.

The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Commitment Letter, which is attached as Exhibit 10.3 and is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 15, 2016, it was determined that Ron Wellard, Executive Vice President, Chief Strategy Officer of Mitel, will be leaving Mitel effective April 30, 2016. Mr. Wellard’s duties will be assumed by other members of Mitel’s senior management.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1*	Agreement and Plan of Merger, dated as of April 15, 2016, by and among Polycom, Inc., Mitel Networks Corporation and Meteor Two, Inc.

10.1	Voting Agreement, dated as of April 15, 2016, by and among Mitel Networks Corporation, Meteor Two, Inc. and Elliott Associates, L.P.

10.2	Form of Voting Agreement, dated as of April 15, 2016, by and among Mitel Networks Corporation, Meteor Two, Inc. and each director and certain officers of Polycom, Inc.

10.3	Commitment Letter, dated as of April 15, 2016, by and among Mitel Networks Corporation, Meteor Two, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

*	Schedules and Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to supplementally furnish to the SEC upon request any omitted schedule or exhibit to the Agreement and Plan of Merger.

Forward Looking Statements

Some of the statements in this Current Report on Form 8-K are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Additional Information

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the SEC a registration statement on Form S-4 that is expected to include a Proxy Statement of Polycom that also constitutes a Prospectus of Mitel (the “Proxy Statement/Prospectus”). Mitel will also prepare a proxy circular in accordance with applicable Canadian securities and corporate law (the “Proxy Circular”). Polycom plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF POLYCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL,

POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 18, 2016

MITEL NETWORKS CORPORATION

By:	/s/ Greg Hiscock
Name:	Greg Hiscock
Title:	General Counsel & Corporate Secretary